August 11, 2016

Evolent Health, Inc.
Registration Statement on Form S-3
Filed July 28, 2016
File No. 333-212709

Dear Ms. Hunter:

We refer to the letter dated August 10, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to Evolent Health, Inc., a Delaware corporation (the “Company”), setting forth the comment of the staff of the Commission (the “Staff”) with respect to the Company’s Registration Statement on Form S-3, File No. 333-212709, filed on July 28, 2016 (the “Registration Statement”).  Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

General

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We note that you stated in your response letter to our comment that TPG Global, LLC is an affiliate of a broker-dealer. A selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that

• •
the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please confirm that, when you identify your selling shareholders, you will identify any selling shareholder who is an affiliate of a broker-dealer as an underwriter unless the prospectus states the above two representations with respect to any such shareholder.

In response to the Staff’s comment, the Company confirms that when it identifies selling shareholders, it will identify any selling shareholder who is an affiliate of a broker-dealer as an underwriter or state the above two representations with respect to any such shareholder.

Please contact me at (212) 474-1131 with any questions regarding the above response.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Sandra B. Hunter
Staff Attorney
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Copy to:

Bryan Hough
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Jonathan Weinberg
General Counsel
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, Virginia  22203

BY EDGAR; FED EX

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